September 29, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, D.C. 20549

Attention:	Scott Anderegg Donald Field Adam Phippen Joel Parker

Re:	MEDI Group Limited (the “Company”) Registration Statement on Form F-1,as amended (the “Registration Statement”) File No. 333-289774

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:30 p.m. Washington D.C. time on September 30, 2025, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that it intends to distribute approximately 350 copies of the Preliminary Prospectus dated September 29, 2025 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. In addition, the undersigned undertake that they will not execute an underwriting agreement or confirm sale of securities from the Registration Statement until they have received a “no-objections” letter from the Financial Industry Regulatory Authority.

Very truly yours,

American Trust Investment Services, Inc.

By:	/s/ Kristopher Kessler
Name:	Kristopher Kessler
Title:	Managing Principal

WestPark Capital, Inc.

By:	/s/ Richard Rappaport
Name:	Richard Rappaport
Title:	Chief Executive Officer